Filed by Duke Energy Corporation
Pursuant to Rule 425 Under the Securities Act of 1933

Subject Company: Progress Energy, Inc.
Commission File No.: 333-172899

STATUS OF MERGER FILINGS (As of May 17, 2012)

Stakeholder	Progress on Key Milestones	Filed	Approved
Shareholder	▪ Received shareholder approvals on August 23, 2011	☑	☑
Department of Justice (DOJ)	▪ The parties have met their obligations under the Hart-Scott-Rodino Act (HSR)	☑	Waiting Period Expired
Federal Communications Commission (FCC)	▪ Received approval of Assignment of Authorization filings on July 27, 2011 ▪ On January 5, 2012, approval extended by FCC through July 12, 2012	☑	☑
Federal Energy Regulatory Commission (FERC)	▪ Made three merger-related filings on April 4, 2011: merger application, joint dispatch agreement (JDA) and joint open access transmission tariff (OATT) ▪ Received conditional merger approval on September 30, 2011 ▪ Proposed market power mitigation plan rejected on December 14, 2011 ▪ Filed revised market power mitigation plan on March 26, 2012 ▪ Responded to Request for Additional Information on April 13, 2012 ▪ Intervenor comment period for revised market power mitigation plan expired on April 25, 2012 ▪ Filed response to intervenor comments on May 1, 2012	☑ Merger ☑ JDA ☑ OATT	☐ Merger ☐ JDA ☐ OATT
Nuclear Regulatory Commission (NRC)	▪ Received approval of indirect transfer of Progress Energy licenses on December 2, 2011	☑	☑
North Carolina	▪ Filed merger approval application on April 4, 2011 ▪ NC Public Staff filed settlement agreement on September 2, 2011; companies signed settlement with South Carolina Office of Regulatory Staff, a party to the NC docket, on September 6, 2011 ▪ Hearings held September 20-22, 2011 ▪ Filed advance notice regarding revised market power mitigation plan on February 22, 2012 ▪ Updated settlement agreement with NC Public Staff filed on May 8, 2012	☑	☐
South Carolina	▪ Submitted merger-related filings on April 25, 2011 ▪ Hearing to approve joint dispatch agreement held December 12, 2011 ▪ Filed a letter with the SC Public Service Commission regarding merger-related commitments made to SC Office of Regulatory Staff on May 16, 2012	☑	☐
Kentucky	▪ Received Kentucky Commission approval on October 28, 2011	☑	☑

ADDITIONAL INFORMATION ON THE MERGER AND WHERE TO FIND IT

In connection with the proposed merger between Duke Energy and Progress Energy, Duke Energy filed with the SEC a Registration Statement on Form S-4 that includes a joint proxy statement of Duke Energy and Progress Energy and that also constitutes a prospectus of Duke Energy. The Registration Statement was declared effective by the SEC on July 7, 2011. Duke Energy and Progress Energy mailed the definitive joint proxy statement/prospectus to their respective shareholders on or about July 11, 2011. **Duke Energy and Progress Energy urge investors and shareholders to read the Registration Statement, including the joint proxy statement/prospectus that is a part of the Registration Statement, as well as other relevant documents filed with the SEC, because they contain important information.** You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC's website (www.sec.gov). You may also obtain these documents, free of charge, from Duke Energy's website (www.duke-energy.com) under the heading "Investors" and then under the heading "Financials/SEC Filings." You may also obtain these documents, free of charge, from Progress Energy's website (www.progress-energy.com) under the tab "Our Company" by clicking on "Investor Relations," then by clicking on "Corporate Profile" and then by clicking on "SEC Filings."